May 29, 2012

Mr. Michael R. Clampitt
Ms. Jessica Livingston
United States Securities and Exchange Commission
Washington, DC 20549

Re:	United Bancorp, Inc. Registration Statement on Form S-1 Filed May 14, 2012 File No. 333-180883

Dear Mr. Clampitt and Ms. Livingston:

          This letter provides United Bancorp, Inc.'s (the "Company") supplemental response to the Commission staff letter dated May 14, 2012 (the "Comment Letter"). This letter supplements the partial response (the "Partial Response") filed on May 17, 2012 at 2:18 p.m. eastern. In this letter, the Company is addressing comment one in the Comment Letter. In the Partial Response, the Company addressed comments two and three in the Comment Letter. For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's response to the comments immediately follows:

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commissions rules and regulations.

Registration Statement on Form S-1

General

1.

We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

Michael R. Clampitt
Jessica Livingston
May 29, 2012

Response:

The Company has revised the prospectus supplement, where appropriate, to reflect the change in offering structure upon which the Company understands that the Commission and the selling shareholder reached an understanding with respect to this comment.

If the selling shareholder receives bids for 100% or more of the offered Preferred Shares, then the selling shareholder must sell 100% of the offered Preferred Shares if it chooses to sell any of the offered Preferred Shares. In this circumstance, the public offering price will equal the clearing price plus accrued dividends on the Preferred Shares. The clearing price will be equal to the highest price at which all of the offered Preferred Shares can be sold in the auction.

If the selling shareholder receives bids for at least 50%, but less than 100%, of the offered Preferred Shares, then the selling shareholder must sell at least 50% of the offered Preferred Shares if it chooses to sell any of the offered Preferred Shares. In this circumstance, the public offering price will equal the clearing price plus accrued dividends on the Preferred Shares. The clearing price will be equal to the minimum bid price set for the auction.

If the selling shareholder receives bids for less than 50% of the offered Preferred Shares, the selling shareholder will not sell any of the Preferred Shares in the auction.

The Company believes these changes to the offering structure provide certainty as to the manner in which the offering price will be determined.

Prospectus cover page

2.	Revise the term, "Prospectus Supplement" and instead use "Prospectus."

Response:

Response previously included in the Partial Response.

The Offering
Voting Rights, page 3

Michael R. Clampitt
Jessica Livingston
May 29, 2012

3.	Revise the added narrative regarding nominations to briefly describe whether the company or the holders will nominate the directors and how that process will occur.

Response:

Response previously included in the Partial Response.

Michael R. Clampitt
Jessica Livingston
May 29, 2012

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randal J. Rabe

Randal J. Rabe Executive Vice President and Chief Financial Officer